SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-13792

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

For Period Ended: September 30, 2005

|_| |_| |_|	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K	|_| |_|	Transition Report on From 10-Q Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Systemax Inc.
Former name if applicable

                                                                                                           11 Harbor Park Drive
Address of principal executive office (Street and number)

                                                                                                           Port Washington, New York 11050
City, state and zip code

PART II
RULE 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15thcalendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Systemax Inc. announced on May 11, 2005 that it would be restating its results for fiscal 2004 to reflect certain errors in accounting for inventory at its Tiger Direct, Inc. subsidiary. Until a Form 10-K/A reflecting such restatement is filed, the Company is not in a position to file its Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2005. As noted in a Form 8-K filed on November 14, 2005, the Company’s auditors, Deloitte & Touche LLP, notified the Company that it will not stand for re-appointment as the Company’s independent registered public accountant for the year ending December 31, 2005, stating that the client-auditor relationship would cease upon the Company’s filing its Form 10-K/A for the fiscal year ended December 31, 2004. The Company anticipates that the need to engage new auditors will continue to delay the announcement of its financial results and filing of its quarterly reports on Form 10-Q for the three quarters of fiscal year 2005.

PART IV
OTHER INFORMATION

        (1)       Name and telephone number of person to contact in regard to this notification.

Steven Goldschein (Name)	(516)608-7654 (Area Code)(Telephone Number)

         (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|_ |Yes |X| No

The registrant’s quarterly report on Forms 10-Q for the quarters ended March 31 and June 30, 2005 were not filed, for the same reasons that the current Form 10-Q is not able to be filed at this time.

        (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_ |Yes |X| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Systemax Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2005	By: /s/ Steven M. Goldschein Steven M. Goldschein, Senior Vice President and Chief Financial Officer

    Instruction.        The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).

GENERAL INSTRUCTIONS

         (1)       This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         (2)        One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         (3)        A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         (4)        Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         (5)       Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.